UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ December 2009

WESTBRIDGE ENERGY CORPORATION
(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Exhibit 99.1 - Press Release, 12/10/09
2. Exhibit 99.2 – Letter of Transmittal
3. Exhibit 99.3 – Certificate of Name Change
4. Exhibit 99.4 – Material Change Report,

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.
Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___   No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this Form 6-K to be signed on its behalf by the
undersigned, thereunto duly authorized.

Westbridge Energy Corporation -- SEC File No. 000-27768
(Registrant)

Date: December 23, 2009   By: /s/ Neal Iverson _____
                                   Neal Iverson, Director

Exhibit 99.1

Thursday December 10 2009

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush changes name to Westbridge Energy

**Vancouver, December 10, 2009 – Portrush Petroleum Corporation (TSX-V: PSH)
Westbridge Energy Corporation (TSX-V: WEB)**

The directors have determined to proceed with the share consolidation approved by shareholders at the Company's Annual Special General meeting held May 29, 2009 on the basis of ten (10) shares of Portrush Petroleum Corp. for one (1) share of Westbridge Energy Corporation. No fractional shares will be issued. Trading on the TSX Venture Exchange under the symbol WEB will commence at the open on December 11, 2009.

The Company continues to investigate new financing and investment opportunities and it is management's opinion that the share reorganization will enable the Company to attract new investors. The Company has negotiated the retirement of its outstanding bank loan with the Houston based Texas Community Bank through the sale of its 10% interest in the Mission River property which secures the loan.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Telephone 866 939 2555: info@portrushpetroleum.com

Exhibit 99.2

Westbridge Energy Corporation
(name change consolidation of Portrush Petroleum Corp.)

LETTER OF TRANSMITTAL

TO: **Computershare Trust Company**

The undersigned hereby represents and warrants that the undersigned is the owner of that number of common shares of Portrush Petroleum Corp. (the "Common Shares") listed below, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the share(s) represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such share(s).

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates of **Westbridge Energy Corporation** on the basis of ten (10) shares of **Portrush Petroleum Corp.** for one (1) share of **Westbridge Energy Corporation.** No fractional shares will be issued. Where the exchange results in a fractional share, the number of Westbridge Energy Corporation common shares will be rounded down to the nearest whole number.

The undersigned authorizes and directs Computershare Trust Company to issue the certificates for **Westbridge Energy Corporation** to which the undersigned is entitled as indicated below and to mail such certificates to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as the same appears on the share register maintained by Portrush Petroleum Corp.

Name (Please Print)
Address
City   Province   Postal Code
Telephone (Business Hours)   Social Insurance Number

Dated:_____

Signature of Shareholder or Authorized
Representative (See Instruction 1(e)

Signature guaranteed by (if required under Instruction 1(d):

Name of Shareholder (please print or type)

Authorized Signature

Name of Authorized Representative
(please print or type) (if applicable)

Name of Guarantor (please print or type)

Address (please print or type)

1.   **Use of Letter of Transmittal**

    (a)   Each shareholder holding share certificate(s) of Portrush Petroleum Corp. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company (the "Trust Company") at the offices listed below.

    (b)   The method of delivery to Computershare Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

    (c)   Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than the Letter of Transmittal itself.

    (d)   Share certificate(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

    (e)   Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

    (f)   Westbridge Energy Corporation reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.   **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare Trust Company together with a letter stating the loss. Computershare Trust Company will contact you to advise you of the replacement requirements.

3.   **Privacy Notice**

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4.   **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

| **By Mail :** | P.O. Box 7021
31 Adelaide St E
Toronto, ON   M5C 3H2
Attn: Corporate Actions | **By Registered Mail,
Hand or Courier** | 100 University Avenue
9th Floor
Toronto, ON   M5J 2Y1
Attn: Corporate Actions |

Exhibit 99.3



Number: C0521736

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that PORTRUSH PETROLEUM CORPORATION changed its name to WESTBRIDGE ENERGY CORPORATION on December 11, 2009 at 06:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On December 11, 2009



RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

Exhibit 99.4


51-102F3
Material Change Report


Item 1	**Name and Address of Company**

Westbridge Energy Corporation
(formerly Portrush Petroleum Corp.)
Suite 200 – 1687 West Broadway
Vancouver, B.C. Canada V6J 1X2

Item 2   **Date of Material Change**

December 11, 2009

Item 3   **News Release**

News Release announcing the material change referred to in this report was issued on December 10, 2009

Item 4   **Summary of Material Change**

Effective on the opening on December 11, 2009, the Company began trading on the TSX Venture Exchange under the symbol WEB, the effective date of a name change and consolidation of the Company's share capital on a ten old for one new basis. As part of the reorganization, the Company's bank loan will be retired through the sale of its 10% interest in the Mission River property which secures the loan.

Item 5   **Full Description of Material Change**

The directors have determined to proceed with the share consolidation approved by shareholders at the Company's Annual Special General meeting held May 29, 2009 on the basis of ten (10) shares of Portrush Petroleum Corp. for one (1) share of Westbridge Energy Corporation. No fractional shares will be issued. Trading on the TSX Venture Exchange under the symbol WEB will commence at the open on December 11, 2009.

The Company has negotiated the retirement of its outstanding bank loan with the Houston based Texas Community Bank through the sale of its 10% interest in the Mission River property which secures the loan. The retirement of the bank loan will improve the Company's balance sheet but result in further reductions in revenue as a result of the sale of the Mission River project. The Company continues to investigate new financing and investment opportunities and it is management's opinion that the reorganization will enable the Company to attract new investors.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7	**Omitted Information**

No information has been omitted on the basis that it is confidential information.

Item 8	**Executive Officer**

For further information, please contact Martin Cotter at 866 939 2555

Item 9	**Date of Report**

December 21, 2009